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                        TREASURE MOUNTAIN HOLDINGS, INC.
                               13-01 POLLITT DRIVE
                           FAIR LAWN, NEW JERSEY 07410



February 11, 2005


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:     Treasure Mountain Holdings, Inc.
        File No. 333-120411
        Registration Statement on Form SB-2
        Amendment No. 3 to Form SB-2

Dear Ladies and Gentlemen:


Enclosed for filing on behalf of Treasure Mountain Holdings, Inc. (the "Registrant") is Amendment No. 3 (the "Amendment") to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-120411) (the "REGISTRATION STATEMENT").

The Registrant received comments from the Staff, as reflected in the Staff's letter dated February 2, 2005, relating to the Registration Statement, the Registrant's preliminary proxy statement filed January 24, 2005 (the "PROXY"), and the Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004, as amended (the "10-QSB").

On February 9, 2005, we filed Amendment No. 3 to the Proxy, along with our response to the Staff's comment letter. Although filed with the Proxy, our response letter also addressed the Staff's comments to the Registration Statement and the 10-QSB.

In our response to the Staff's comment regarding our qualification as a small business issuer, we indicated that we are reviewing the matter with Spencer Trask and will provide a response at the time we next file the Registration Statement.

We note that we are continuing to review this matter with Spencer Trask and will supplementally inform you of our conclusions. To the extent that we are unable to confirm that we are a small business issuer, we will file an amended Registration Statement on Form S-1.

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Securities and Exchange Commission                      February 11, 2005
Page 2


We will send to the Staff, by overnight courier, courtesy copies of this letter and the Amendment. If you have any questions regarding the foregoing or the Amendment, please call Peter Ehrenberg at 973-597-2500. Thank you.

Very truly yours,

TREASURE MOUNTAIN HOLDINGS, INC.


By:  /s/ Michael McGuinness
     -------------------------------------------
     Michael McGuinness, Chief Financial Officer

cc:      Peter H. Ehrenberg, Esq.
         Mr. Vernon Moore (via Federal Express)
         Mr. Hugh West (via Federal Express)
         Mr. Thomas Kluck (via Federal Express)
         Mr. John Reynolds (via Federal Express)